August 13, 2015

<u>RE: E. W. Gray II Resignation as Chief Executive Officer and Director</u>

Mr. Clancy Cottman, Chairman

This letter is to inform Dala Petroleum's Board of Directors of my intent to resign as both Chief Executive Officer and Director effective August 21, 2015. My resignation is directly related to the Company's inability to pay my salary due to current market conditions. I wish Dala Petroleum the best of luck and will be available for any questions that might arise during my absence.

Kind Regards,

E. Will Gray II